As Filed with the Securities and Exchange Commission on November____, 2004	Registration No._____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Offshore Creations, Inc.
(Name of Small Business Issuer in its charter)

NEVADA	90-0190376
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2534 MURRELL ROAD, SANTA BARBARA, CA	93109-1859
(Address of principal executive officers)	(Zip Code)

Issuer's telephone number: (866) 933-6372

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock Par Value $0.0001
(Title of Class)

OFFSHORE CREATIONS, INC.

TABLE OF CONTENTS

PART I		PAGE
Item 1. Item 2. Item 3. Item 4. Item 5. Item 6. Item 7. Item 8.
Description of Business

Management's Discussion and Analysis or Plan of Operation

Description of Property

Security Ownership of Certain Beneficial Owners and Management

Directors and Executive Officers, Promoters and Control Persons

Executive Compensation

Certain Relationships and Related Transactions

	Description of Securities	3 4 6 6 7 9 9 10

PART II
Item 1. Item 2. Item 3. Item 4. Item 5.
Market Price of and Dividends on the Registrant's Common Equity
and Related Stockholder Matters

Legal Proceedings

Changes in and Disagreements with Accountants

Recent Sales of Unregistered Securities

	Indemnification of Directors and Officers	10 12 12 12 12

PART F/S
Financial Statements	13

PART III
Item 1. Item 2.	Index to Exhibits Description of Exhibits Signatures	14 14 15

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Our company was organized in 2002 as a Nevada LLC and later as a Nevada C corporation, by Chief Executive Officer Kennen M. Palm, a US citizen living in Ukraine, and Chief Operating Officer Serghei Koval, a Ukrainian citizen living in Ukraine. The men previously worked together in the software development industry in Ukraine as independent consultants. Mr. Palm began working in offshore outsourcing in the former Soviet countries in 1994, and in the development and introduction of management strategies for those countries.

In August of 2003, Mr. Palm hired Wayne B. Norris, who had a 34 year career in accounting and the software industry, to be the company’s President and Chief Financial Officer. In October of 2003, we merged with a public shell, Eat at Joe’s Innerharbor (EAJ) and in March of 2004, we merged with another public shell, Sandy Creek Corporation (SCRK). We have never had a bankruptcy, receivership or similar proceeding.

We are a provider of custom software development services and pre-packaged software with principal customers and markets located in the United States and Europe. We maintain a sales and administrative headquarters in the United States and engineering facilities at several locations in Ukraine, as well as satellite offices in Russia and the Czech Republic. Our core business consists of developing solutions for the Information Technology (“IT”) Community, creating eCommerce and other applications and offering business process outsourcing (“BPO”).

This includes services related to IT design, development, integration, and maintenance services, with a specialization in web-centric technologies based on both of the industry’s leading environments, Microsoft’s “.NET” and Sun’s J2EE, with additional emphasis on the industry’s universal data representation format, XML. We also work in the area of website/web portal creation, web-based gaming and animation and commercial art. Our experience also includes data warehousing and data mining, eLearning, mortgage industry tools, real estate appraisal industry tools, web portal development, emergency messaging, timekeeping, securities and investment management portals, online video gaming and the development of software utilities, automated tools, and wizards.

Our principal products and services include “DocuLoan”, a comprehensive software system for the mortgage industry, “DocuDemo”, a collaborative whiteboarding tool, “ReportJet”, a report generation tool, both offered to the software development industry and “Poker Excellence” a complete online poker engine marketed to gaming companies. In addition to our own products, we offer several products that were created on an exclusive or preferred partnership basis with the products owners, including:

1.	SnapXT, a rapid development tool for the IT industry created under contract with InfoPower Systems of Chicago, and

2.	“Show”, a complete eLearning system created under contract with F1SR, Inc. of Atlanta, Georgia.

Our service model emphasizes personal contact between offshore customers and sales representatives in the United States. Once the customer’s needs are determined, they are assigned to an English- and native language-speaking senior project manager located in one of the company’s offshore facilities. When appropriate, offshore engineers are brought to the customer’s location in order to share and collect information. These short trips allow better communication when the engineer returns to the engineering facility to perform the actual work.

Approximately 20% of our business is derived from a single customer, InfoPower Systems, Inc. of Deerfield, Illinois. We are not dependent on any other customer to that extent and, of course, that percentage will drop as our customer list grows.

We hold no Patents, Trademarks, or Licenses to intellectual property, but have twelve properties which we consider to be proprietary and trade secrets. We intend to explore the potential for patent or process patent protection of these properties as time and funding permit.

We face strong competition in our industry because we are a small company and may lack sufficient capital to compete with other entities in our business. Furthermore, potential clients may be hesitant to retain our services due to the perceived risks of outsourcing to offshore companies in a “Post 9/11” world. India currently captures a majority of the market share; thus, potential clients may overlook our products and services due to their uncertainty of our Eastern European locale in comparison to the trend of outsourcing to our established Asian counterparts.

As of the date of this filing, we employ 136 regular employees, including 3 senior managers, 1 US-based technical writer, 1 US-based sales representative, 92 programmers and technical managers, 15 artists, and 24 support staff. In addition we use 17 technical subcontractors.

Our corporate headquarters is located at 2534 Murrell Road, Santa Barbara, CA 93109.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Description of Business

We provide custom software development services and pre-packaged software, whose principal customers and markets are located in the United States and Europe.

Organization

Our company was formed as a Nevada corporation in 2004.

Results of operation

Net Income (Loss)

During the year ended December 31, 2003 we had net income of $98. For the three and nine months ended September 30, 2004 we had net income (loss) of $6,690 and ($19,837), respectively and for the same periods in 2003 $3,619 and $25,194 respectively.

Revenues

During the year ended December 31, 2003, we had revenues from operations of $842,895. For the three and nine months ended September 30, 2004 we had revenues of $459,886 and $1,325,107, respectively and for the same period in 2003 $212,790 and $543,105. The increase is due to increased sales and marketing efforts.

Operating Expenses

During the year ended December 31, 2003, we had operating expenses of $836,793 that consisted mainly of $186,833 in general and administrative and $642,382 in salaries and wages. For the three and nine months ended September 30, 2004 we had operating expenses of $450,058 and $1,337,963, respectively and for the same periods in 2003, $209,171 and $517,911. The increase is due to the growth of our company.

Liquidity and Capital Resources

Our balance sheet as of December 31, 2003 reflects total assets of $142,538 consisting of $36,944 in cash, $19,580 in receivables, $47,599 in net fixed assets and $38,415 in other assets and intangibles. Total liabilities on the balance sheet as of September 30, 2004 reflect current liabilities of $139,629, consisting mainly of $120,936 accounts payable, $15,711 in the form of a short term note payable.

As of September 30, 2004 the balance sheet reflects total assets of $476,540 consisting of $43,197 in cash, $157,031 in receivables, $91,788 in net fixed assets and $176,524 in other assets and intangibles. Total liabilities in the balance sheet as of September 30, 2004, reflect current liabilities of $437,518, consisting mainly of $331,523 accounts payable, $58,123 in the form of a note payable and $45,390 in unearned revenue.

During the nine months ended September 30, 2004 we raised additional funds of $55,750 through the sale of restricted common stock.

Our management believes that available funds and the cash flows expected to be generated from operations will be adequate to satisfy current and planned operations and needs for at least the next 12 months. Our ability to expand and grow the business in accordance with current plans, to make acquisitions and form joint ventures and to meet long-term capital requirements beyond this 12 months period will depend on many factors including the rate, if any, at which cash flow increases, our ability and willingness to accomplish acquisitions and the availability of public and private debt and equity financing.

Commitments and Contingencies

We lease office space on a month-to-month basis. All leases require that we pay utilities and other operating expenses.

Foreign Currency Translation

We use Grivniy as the currency for computing our Ukrainian costs.

Controls and Procedures

Our management evaluated the effectiveness of our disclosure controls and procedures, as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2003. In designing and evaluating those disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation management determined that our disclosure controls and procedures were (1) designed to ensure that material information relating to the company is made known to the Chief Executive Officer and Chief financial Officer by others within that entity, particularly during the period in which the report was being prepared, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

No change in the company’s internal control over financial reporting (as defined in rules 13a-15(f) and 15d-at(f) under the Exchange act, occurred during the fiscal quarter ended December 31, 2003 that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. The most significant estimates related to the allowance for the period reported. The most significant estimates related to the allowance for doubtful accounts, depreciation of fixed assets and long-lived assets, contingencies and litigation and the recognition of revenue and profits based on the percentage of completion method of accounting for applicable fixed-bid contracts, income tax expense and related deferred assets and liabilities and purchase price allocation related to intangible and tangible assets acquired.

ITEM 3. DESCRIPTION OF PROPERTY

We have a rented engineering facility in central Kiev that houses 37 engineers and 10 support staff. Additionally there are two engineering centers in Simferopol, Ukraine that are also rented. One provides work space for 48 engineers and 12 support staff, and the other provides space for 10 engineers and 2 support staff. Our art center, in Simferopol, houses 20 graphic artists and a graphic designer. Our satellite offices in Russia, outside of Moscow, and in Prague are also rented. The senior managers, documentation specialist and sales representatives all work from their home offices. All facilities are equipped with broadband Internet and telephone service.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of September 30, 2004, the number of shares of common stock beneficially owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 58,229,550 shares of common stock issued and outstanding. Unless indicated otherwise, all addresses below are c/o Offshore Creations, Inc.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	% of Class
	Kennen M. Palm 12Obolonskaya, UI. Kv. 52 Kiev 04071 Ukraine	15,370,000 Common shares	26.4%
	Serghei N. Koval Kirova, 39/35, kv 25 Simferopol Ukraine 95017	15,370,000 Common shares	26.4%
	Wayne B. Norris 2534 Murrell Road Santa Barbara, CA 93109	2,900,000 Common shares	5%

    (1)        The information contained in this table with respect to beneficial ownership reflects “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder and, except as otherwise indicated or pursuant to community property laws, each shareholder has sole voting and investment power with respect to shares listed as beneficially owned by such shareholder. Pursuant to the rules of the Commission, in calculating percentage ownership, each person is deemed to beneficially own shares subject to options or warrants exercisable within 60 days of the date of this Filing, but shares subject to options or warrants owned by others (even if exercisable within 60 days) are deemed not to be outstanding.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers and directors are as follows:

Name	Age	Position
Kennen M. Palm Serghei N. Koval Wayne B. Norris	34 30 57	CEO, Chairman COO, Director President, CFO, Secretary, Treasurer, Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. We have not compensated directors for service on the board of directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board and any committee of the board. The directors may defer their expenses and any compensation. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the board, and each executive officer serves at the discretion of the board. We do not have any standing committees.

No director, officer, affiliate or promoter of Offshore Creations, Inc. has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. Present management openly accepts and appreciates any input or suggestions from shareholders. However, the board is elected by the shareholders and the shareholders have the ultimate say in who represents them on the board. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current offers or directors are acting on behalf of, or will act at the direction of any other person.

There are no familial relationships existing between the directors and officers.

The business experience of each of the persons listed above during the past five years is as follows:

Kennen M. Palm, CEO, Chairman, Director

Kennen M. Palm was one of the two co-founders of the company. Prior to founding Offshore Creations, Inc., Mr. Palm was a software management consultant with several firms in the US and a Project Manager with an offshore outsourcing firm in St. Petersburg, Russia from 1994 to 1997. Mr. Palm was Senior Project Manager for Progress Software, Inc, a leading IT firm servicing the food service industry, from 1997 – 1998. He was Director of International Technology for EXI Technologies of Ft. Myers, Florida from 1998 – 2000. Mr. Palm holds a Bachelor of Science Degree from the University of California at Davis in Computer Science. He is also certified as a Project Management Professional with the Project Management Institute.

Mr. Palm devotes 100% of his time as our Chairman and Chief Executive Officer.

Serghei N. Koval, COO, Director

Mr.     Koval was one of the two co-founders of the company. Prior to founding Offshore Creations, Inc., Mr. Koval Mr. Koval owned several businesses in Ukraine, including an art firm and a publishing company, and was active in several charitable non-profit organizations. Mr. Koval was an independent contractor assisting US and UK firms to establish operations in the former Soviet Union from 1997 – 1999. He was Director of Ukrainian Operations for EXI Technologies of Ft. Myers, Florida from 1999 – 2000. Mr. Koval holds a Master’s Degree in Organizational Management from Tavric University in Simferopol, Ukraine and a Bachelor of Arts Degree in German and English with minors in Computer Science and Economics from the Crimean American College in Simferopol, Ukraine.

Mr. Koval devotes 100% of his time as our Chief Operations Officer.

Wayne B. Norris, President, CFO, Secretary, Treasurer, Director

Wayne B. Norris was a pioneer in the offshore outsourcing business to former Soviet countries, acting as Vice President and Chief Technical Officer of an offshore outsourcing company in St. Petersburg, Russia from 1992 thru 1997. Mr. Norris has 35 years of experience as a software company senior executive, project manager, computer software engineer, research physicist, senior scientist, business owner, and accountant. Mr. Norris was Vice President of Emulation Systems, Inc., a manufacturer of flight simulators, in 1998. From 1999 – 2000 he was Research & Development Manager at Biopac Systems, Inc., a manufacturer of electrophysiological measurement devices. From 2000 to 2001, he was Senior Product Manager of 3DStockCharts.com, a securities reporting firm. From 2001 to 2003 he was a management and accounting consultant in private practice. In 1999, Mr. Norris was the lead software development expert witness for the IRS in Microsoft Corporation v. Commissioner of Internal Revenue, the largest taxation case in history.

Mr. Norris devotes 100% of his time as our President, CFO, Secretary, and Treasurer.

Audit Committee Financial Expert

The Company’s board of directors does not have an “audit committee financial expert,” within the meaning of such phrase under applicable regulations of the Securities and Exchange Commission, serving on its audit committee. The board of directors believes that all members of its audit committee are financially literate and experienced in business matters, and that one or more members of the audit committee are capable of (i) understanding generally accepted accounting principles (“GAAP”) and financial statements, (ii) assessing the general application of GAAP principles in connection with our accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding our internal controls and procedures for financial reporting; and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert. However, the board of directors believes that there is not any audit committee member who has obtained these attributes through the experience specified in the SEC’s definition of “audit committee financial expert.” Further, like many small companies, it is difficult for the Company to attract and retain board members who qualify as “audit committee financial experts,” and competition for these individuals is significant. The board believes that its current audit committee is able to fulfill its role under SEC regulations despite not having a designated “audit committee financial expert.”

ITEM 6. EXECUTIVE COMPENSATION

No executive officer of our company received an annual salary and bonus that exceeded $100,000 during the year ended December 31, 2003 or the nine months ended September 30, 2004. The following table shows the compensation received by our officers for the year ended December 31, 2003 and for the nine months ended September 30, 2004.

SUMMARY COMPENSATION TABLE
Annual Compensation					Long Term Compensation (1)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Awards Securities Underlying Options/ SARs Granted	Restricted Shares or Restricted Share Units	Payouts LTIP Payouts	All Other Compen- sation

Kennen Palm, CEO	2004	$72,000	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$72,000
Serghei Koval,	2004	$72,000	Nil	Nil	Nil	Nil	Nil	Nil
COO	2003	$54,000
Wayne Norris,	2004	$81,000	Nil	Nil	Nil	Nil	Nil	Nil
President / CFO	2003	$33,750*

* Partial yr

(1)        The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus is not reported herein.

Stock Options and Stock Appreciation Rights

We have not granted any stock options or stock appreciation rights to any of our directors or officers.

Employment Agreements

None of our executive officers has an employment agreement with us.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the nine months ended September 30, 2004, the Company borrowed $30,000 from its President. The loan bears interest of 12 percent and is due on demand.

During the nine months ended September 30, 2004, the Company borrowed $50,000 from a related party. The loan bears interest of 5.5 percent and is due within three years.

As of September 30, 2004 and December 31, 2003, the Company owes $57,412 and $0 to related parties.

ITEM 8. DESCRIPTION OF SECURITIES

Common or Preferred Stock

We are authorized to issue 500 million shares of common stock, par value $.0001 per share, of which 58,229,550 shares are issued and outstanding as of the date hereof.

All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to

1)	One non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

2)	To participate equally and to receive any and all such dividends as may be declared by the board of directors out of funds legally available therefore; and

3)	To participate pro rata in any distribution of assets available for distribution upon liquidation.

Shareholders have no preemptive rights to acquire additional shares of common stock or any other securities. Common shares are not subject to redemption and carry no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

We have no preferred stock issued at this time.

Change in Control Provisions

We are unaware of any contract or other arrangement, the operation of which may, at a subsequent date, result in a change in control of our Company. Presently in the by-laws there are no provisions that could delay a change in control of the Company.

Debt Securities

There are no debt securities being offered under this Registration Statement.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is presently a public market for our common stock. It is anticipated that we will make an application to the NASD to have our shares quoted on the OTC Bulletin Board. Our application to the NASD will consist of current corporate information, financial statements, and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTC Bulletin Board permits price quotations for our shares to be published by such service.

Secondary trading of our shares may be subject to certain state imposed restrictions.

The ability of individual shareholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer’s securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state.

We are not registering any securities under this registration statement. However, from time-to-time we may grant options or warrants, or promise registration rights to certain shareholders. We have no control over the number of shares of our common stock that our shareholders sell. The price of our common stock may be adversely affected if large amounts are sold in a short period of time.

Our shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the “penny stock” rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer’s net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

At most current date, there were 268 holders of record of the Company’s Common Stock.

Transfer Agent

We have appointed Signature Stock Transfer, Inc., with offices at 2301 Ohio Drive, Suite 100, Plano, TX 75093, phone number 972-612-4120, as transfer agent for our shares of common stock. The transfer agent is responsible for all record-keeping and administrative functions in connection with the common shares and stock warrants.

Dividend Policy

We have never declared or paid cash dividends or made distributions in the past and do not anticipate paying cash dividends or making distributions in the foreseeable future. We currently intend to retain and invest future earnings to finance operations.

ITEM 2. LEGAL PROCEEDINGS

There are presently no material pending legal proceedings to which we are a party or to which any of our property is subject and, to the best of our knowledge, no such actions against us are contemplated or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There have been no changes in or disagreements with our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The Company was initially organized as a Limited Liability Company and later converted to a C Corporation. As a result of the merger with E.A.J Innerharbor the authorized number of shares was 250,000,000 with a par value of $.0001 and was then increased to 500,000,000 with a par value of $.0001 in connection with the Sandy Creek Corporation.

At inception, the Company issued 23,000,000 (restated to reflect recapitalization) to its officers and directors for services performed and payments made on the Company’s behalf during its formation.

On October 24, 2003, the Company issued 1,200,000 shares of common stock in connection with the merger with E.A.J. Innerharbor.

In anticipation of the merger with Sandy Creek Corporation, the Company issued an additional 10,900,000 shares to its officers and directors to increase the number of shares outstanding on February 20, 2004. On March 15, 2004, the Company issued 24,550 shares of common stock to the shareholders of Sandy Creek Corporation in connection with the merger.

On June 10, 2004, the Company issued 23,000,000 shares of common stock for cash at $0.00025 per share.

On August 16, 2004, the Company issued 200,000 shares of common stock for a $0.15 per share.

On August 25, 2004, the Company issued 105,000 shares of common stock for $0.20 per share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation permit us to limit the liability of our directors to the fullest extent permitted under Section 78.037 of the Nevada General Corporation Law. As permitted by Section 78.037 of the Nevada General Corporation Law, our Bylaws and Articles of Incorporation also include provisions that eliminate the personal liability of each of its officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of the Company. To the fullest extent allowed by Section 78.751 of the Nevada General Corporation Law, we will defend, indemnify and hold harmless its directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or reimburse for, any expense incurred in connection with any claim or liability arising out of the officer’s or director’s own negligence or misconduct in the performance of duty.

The provisions of our Bylaws and Articles of Incorporation regarding indemnification are not exclusive of any other right we have to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our Articles of Incorporation or Bylaws.

We believe that the indemnity provisions contained in our bylaws and the limitation of liability provisions contained in our certificate of incorporation are necessary to attract and retain qualified persons for these positions. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART F/S

Our financial statements for the fiscal years ended December 31, 2003 and 2002 have been examined to the extent indicated in their reports by Robison, Hill and Co., independent certified public accountants. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-B as promulgated by the SEC, and are included herein in response to Part F/S of this Form 10-SB.

Our financial statements for the nine months ended September 30, 2004 and 2003 have been reviewed by Robison, Hill and Co., independent certified public accountants. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-B as promulgated by the SEC, and are included herein in response to Part F/S of this Form 10-SB.

OFFSHORE CREATIONS, INC.

_________________

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2003 AND 2002

CONTENTS

Page

Independent Auditor's Report

Balance Sheets
December 31, 2003 and 2002

Statements of Operations for the
Year Ended December 31, 2003 and the Period April 12, 2002 to
December 31, 2002

Statement of Stockholders' Equity for the
Period April 12, 2002 (Inception) to December 31, 2003

Statements of Cash Flows for the
Year Ended December 31, 2003 and the Period April 12, 2002 to
December 31, 2002

Notes to Financial Statements	F - 1 F - 2 F - 4 F - 5 F - 6 F - 8

INDEPENDENT AUDITOR’S REPORT

Offshore Creations, Inc.

        We have audited the accompanying balance sheet of Offshore Creations, Inc. as of December 31, 2003 and 2002, and the related statements of operations and cash flows for the year ended December 31, 2003 and the period April 12, 2002 to December 31, 2002, and the statements of stockholders’ equity since April 12, 2002 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Offshore Creations, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and the period April 12, 2002 to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Respectfully Submitted, /s/ Robison, Hill & Co. Certified Public Accountants

Salt Lake City, Utah
August 31, 2004

F — 1

OFFSHORE CREATIONS, INC.
BALANCE SHEETS

	December 31,
	2003	2002
ASSETS:
CURRENT ASSETS
Cash	$36,944	$--
Accounts Receivable	19,580	--

Current Assets	56,524	--

PROPERTY AND EQUIPMENT
Office Equipment	48,472	--
Furniture and Fixtures	9,566	--
Leasehold Improvements	300	--
Other Fixed Assets	200	--
Less: Accumulated Depreciation	(10,939)	--

Total Fixed Assets	47,599	--

INTANGIBLE AND OTHER ASSETS
Deposits	1,750	--
Marketing and Sales Campaigns	15,430	--
Software	32,620	--
Accumulated Amortization	(11,385)	--

Total Intangibles and Other Assets	38,415	--

TOTAL ASSETS	$142,538	$--

OFFSHORE CREATIONS, INC.
BALANCE SHEETS
(Continued)

	December 31,
	2003	2002
LIABILITIES & STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES
Accounts Payable	$120,936	$--
Income Tax Payable	2,482	--
Unearned Revenue	500	--
Short-Term Note Payable	15,711	--

Current Liabilities	139,629	--

NON-CURRENT LIABILITIES
Deferred Income Tax	2,811	--

TOTAL LIABILITIES	$142,440	$--

STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock, Par Value $.0001
Authorized 250,000,000 shares,
Issued 24,200,000 and 23,000,000 shares at
December 31, 2003 and 2002	2,420	2,300
Paid-In Capital	--	--
Retained Deficit	(2,322)	(2,300)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	98	--

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$142,538	$--

The accompanying notes are an integral part of these financial statements.

F — 3

OFFSHORE CREATIONS, INC.
STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2003	2002
Revenues	$842,895	$--
Expenses
Selling & Marketing	7,578	--
General & Administrative	186,833	100
Salaries and Wages	642,382	--

Net Income (Loss) from Operations	6,102	(100)
Other Income (Expense)
Interest, Net	(711)	--

Net Income (Loss) Before Taxes	5,391	(100)
Income Tax Expense	(5,293)	--

Net Loss	$98	$(100)

Basic & Diluted loss per
Share	$--	$--

Weighted Average Shares
Outstanding	23,228,000	23,000,000

The accompanying notes are an integral part of these financial statements.

F — 4

OFFSHORE CREATIONS, INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD APRIL 12, 2002 (INCEPTION) TO DECEMBER 31, 2003

	Members'	Common Stock		Additional Paid-in	Retained
	Equity	Shares	Amount	Capital	Earnings
Contribution by Members, April 12, 2002
(Inception)	$100	$--	$--	$--	$--
Adjustment to Retroactively Reflect
Recapitalization	(100)	23,000,000	2,300	--	(2,200)
Net Loss	--	--	--	--	(100)

Balance at December 31, 2002	--	23,000,000	2,300	--	(2,300)
October 24, 2003, Stock Issued in Connection
with E.A.J. Innerharbor Merger	--	1,200,000	120	--	(120)
Net Income	--	--	--	--	98

Balance at December 31, 2003	$--	24,200,000	$2,420	$--	$(2,322)

The accompanying notes are an integral part of these financial statements.

F — 5

OFFSHORE CREATIONS, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$98	$(100)
Adjustments to Reconcile Net Loss to Net
Cash Used in Operating Activities:
Depreciation and Amortization	22,324	--
Change in Operating Assets and Liabilities:
(Increase) Decrease in Receivables	(19,580)	--
(Increase) Decrease in Deposits	(1,750)	--
(Increase) Decrease in Marketing and Sales Campaign	(15,430)	--
Increase (Decrease) in Accounts Payable	120,936	--
Increase (Decrease) in Income Tax Payable	2,482	--
Increase (Decrease) in Unearned Revenue	500	--
Increase (Decrease) in Accrued Interest	711	--
Increase in Deferred Tax Liability	2,811	--

Net Cash Used in Operating Activities	113,102	100

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Office Equipment	(48,472)	--
Purchase of Furniture and Fixtures	(9,566)	--
Purchase of Leasehold Improvements	(300)	--
Purchase of Other Fixed Assets	(200)	--
Purchase of Software	(32,620)	--

Net Cash Used in Investing Activities	(91,158)	--

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Short-Term Note Payable	15,000	--
Proceeds from Contribution from Members	--	(100)

Net Cash Provided by Financing Activities	15,000	(100)

Net (Decrease) Increase in Cash and Cash Equivalents	36,944	--
Cash and Cash Equivalents at Beginning of Period	--	--

Cash and Cash Equivalents at End of Period	$36,944	$--

OFFSHORE CREATIONS, INC.
STATEMENTS OF CASH FLOWS
(Continued)

	For the Years Ended December 31,
	2003	2002
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$--	$--
Income taxes	$--	$--
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES: None

The accompanying notes are an integral part of these financial statements.

F — 7

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        This summary of accounting policies for Offshore Creations, Inc. is presented to assist in understanding the Company’s financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation

        The Company was incorporated under the laws of the State of Maryland on October 31, 1997, under the name Eat at Joe’s Harborplace, Inc. The Company operated an eating establishment until 2000. The Company ceased all operating activities during the period from January 1, 2000 to October 24, 2003 and was considered dormant. On September 6, 2000, the Company obtained a Certificate of renewal from the State of Nevada and changed its name to E.A.J. Innerharbor, Inc.

        On October 24, 2003, the shareholders of E.A.J. Innerharbor, Inc. completed a stock exchange agreement with Offshore Creations, Inc. Offshore Creations, Inc. was originally organized as a Limited Liability Company under the laws of Colorado on April 12, 2002 and had minimal operations until 2003. On May 6, 2003, the Company filed for C Corporation status under the laws of Nevada. The merger was accounted for as a reverse merger, with Offshore Creations, Inc. being treated as the acquiring entity for financial reporting purposes. In connection with this merger, Offshore Creations, Inc. issued 1,200,000 shares of common stock in exchange for the assets and liabilities of the E.A.J. Innerharbor, Inc. In connection with the merger E.A.J. Innerharbor changed its name to Offshore Creations, Inc.

        For financial reporting purposes, Offshore Creations, Inc. (Formerly E.A.J. Innerharbor) was considered a new reporting entity on April 12, 2002. The purchase price was allocated to the assets and liabilities at their estimated fair value.

        The merger was recorded as a recapitalization. In connection with this recapitalization, the number of shares outstanding prior to the merger have been restated to their post merger equivalents (increased from 23,000 shares to 23,000,000). All references in the accompanying financial statements to the number of Common shares and per-share amounts for 2002 have been restated to reflect the equivalent number of post merger shares.

Nature of Business

        The Company is an offshore outsourcer of software development and creative artistic talent. Customers, primarily US based, contract with the company to create software, websites, and commercial art and animation projects. The company also owns, and is about to launch a line of several software products for use in the Information Technology and gaming / entertainment industries.

F — 8

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

        For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

        Fixed assets are stated at cost. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Asset	Rate
Computer Equipment	2-3 years
Furniture and fixtures	5 years
Other Fixed Assets	3 years
Leasehold improvements	Term of lease
Software	2 years

        Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

        The Company has adopted the Financial Accounting Standards Board SFAS No., 121, “Accounting for the Impairment of Long-lived Assets.” SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and (ii) long-live lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the used of the asset and its eventual disposition (un-discounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

F — 9

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

        Revenue is recognized from sales of product at the time client is invoiced.

Advertising Costs

        Sales and Marketing campaigns including trades shows are capitalized and amortized over the life of the campaign, typically 1 year. Other advertising is expensed as incurred.

Concentration of Credit Risk

        The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Comprehensive Income

        The Company does not have any accumulated comprehensive income items, and therefore, is not required to report comprehensive income.

Loss per Share

        Net income (loss) per share is computed by dividing the net income by the weighted average number of shares outstanding during the period. The effect of the Company’s common stock equivalents would be anti-dilutive for December 31, 2003 and 2002 and thus are not considered.

F — 10

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 — ACCOUNTS RECEIVABLE

        As of December 31, 2003 and 2002, accounts receivable consisted of the following:

	2003	2002
Accounts Receivable	$19,580	$--
Less: Allowance for Doubtful Accounts	--	--

Total Accounts Receivable	$19,580	$--

        No allowance for doubtful accounts has been estimated as the Company has been able to collect 100 percent of its accounts receivable.

NOTE 3 — INCOME TAXES

        The provision for income taxes consists of Federal and State income tax. The provision consists of the following:

Current:	2003	2002
Federal Income Tax	$--	$--
California State Income Tax	2,482	--
Deferred tax liability	2,811	--

Income tax expense	$5,293	$--

        Deferred taxes result from temporary differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. The Company had deferred tax liability of $2,811 and $0 as of December 31, 2003 and 2002. The deferred tax liability is the result of excess depreciation for income tax purposes over the amount for financial reporting purposes.

        The differences between the effective income tax rate and the federal statutory income tax rate on the income (loss) from continuing operations are presented below:

	2003	2002
Expense at the federal and state statutory rate of 23.4%	$1,262	$--
Deferred Tax Liability	2,811	--
Other	1,220	--

Effective Tax Expense	$5,293	$--

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 4 — SHORT-TERM OBLIGATIONS

        On October 6, 2003, the Company borrowed $30,000, payable by April 1, 2004. The loan carried a 10% interest and was secured by the Company’s inventory, receivables, equipment, furniture, fixtures and any future proceeds. As of December 31, 2003, the Company owed $15,711.

NOTE 5 — ECONOMIC DEPENDENCE

        During 2003, 52 percent of the Company’s revenue was generated by two customers. At December 31, 2003 and 2002, there were no amounts due from those customers.

NOTE 6 — FOREIGN OPERATIONS

        The majority of the Company’s workforce and assets of $90,658 relating to the Company’s facilities in Simferopol and Kiev, Ukraine. Although the Ukraine is considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

NOTE 7 — SUBSEQUENT EVENTS

        On March 15, 2004, the Company entered into a plan of merger with Sandy Creek Corporation wherein Offshore Creations will be merged into Sandy Creek. Under the terms of the agreement, 100% of the outstanding shares of Offshore Creations will be converted into Sandy Creek Corporation shares on a 1 to 1 basis. Immediately following the acquisition, Offshore Creations shareholders will hold 99.9% of the outstanding stock of Sandy Creek. As a result of this merger, Sandy Creek Corporation changed its name to Offshore Creations, Inc.

F — 12

INDEPENDENT ACCOUNTANT’S REPORT

Offshore Creations, Inc.

        We have reviewed the accompanying balance sheet of Offshore Creations, Inc. as of September 30, 2004, and the related statements of operations for the three and nine months ended September 30, 2004 and 2003, and cash flows for the nine months ended September 30, 2004 and 2003 and the statement of stockholders equity for the period April 12, 2002 to September 30, 2004. These financial statements are the responsibility of the Company’s management.

        We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

        We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of Offshore Creations, Inc. as of December 31, 2003, and the related statements of operations, cash flows, and stockholders’ equity for the year then ended (not presented herein); and in our report dated August 31, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Respectfully Submitted, \s\ Robison, Hill & Co Certified Public Accountants

Salt Lake City, Utah
October 14, 2004

OFFSHORE CREATIONS, INC.
BALANCE SHEETS

	(Unaudited) September 30, 2004	December 31, 2003
ASSETS:
CURRENT ASSETS
Cash	$43,197	$36,944
Accounts Receivable	157,031	19,580
Prepaid Expenses	8,000	--

Current Assets	208,228	56,524

PROPERTY AND EQUIPMENT
Office Equipment	110,469	48,472
Furniture and Fixtures	17,318	9,566
Leasehold Improvements	2,502	300
Other Fixed Assets	813	200
Less: Accumulated Depreciation	(39,314)	(10,939)

Total Fixed Assets	91,788	47,599

INTANGIBLE AND OTHER ASSETS
Deposits	--	1,750
Marketing and Sales Campaigns	165,505	15,430
Software	94,814	32,620
Accumulated Amortization	(83,795)	(11,385)

Total Intangibles and Other Assets	176,524	38,415

TOTAL ASSETS	$476,540	$142,538

F — 14

OFFSHORE CREATIONS, INC.
BALANCE SHEETS
(Continued)

	(Unaudited) September 30, 2004	December 31, 2003
LIABILITIES & STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES
Accounts Payable	$331,523	$120,936
Income Tax Payable	2,482	2,482
Unearned Revenue	45,390	500
Short-Term Note Payable	711	15,711
Related Party Note Payable	57,412	--

Current Liabilities	437,518	139,629

NON-CURRENT LIABILITIES
Deferred Income Tax	2,811	2,811

TOTAL LIABILITIES	$440,329	$142,440

STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock, Par Value $.0001
Authorized 250,000,000 shares,
Issued 58,229,550 and 24,200,000 shares at
September 30, 2004 and December 31, 2003	5,823	2,420
Paid-In Capital	53,540	--
Retained Deficit	(23,152)	(2,322)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	36,211	98

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$476,540	$142,538

The accompanying notes are an integral part of these financial statements.

F — 15

OFFSHORE CREATIONS, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2004	2003	2004	2003
Revenues	$459,886	$212,790	$1,325,107	$543,105
Expenses
Selling & Marketing	6,198	2,607	54,461	3,907
General & Administrative	118,931	57,033	375,692	107,110
Salaries and Wages	324,929	149,531	907,810	406,894

Net Income (Loss) from Operations	9,828	3,619	(12,856)	25,194
Other Income (Expense)
Interest, Net	(3,138)	--	(6,981)	--

Net Income (Loss) Before Taxes	6,690	3,619	(19,837)	25,194
Income Tax Expense	--	--	--	--

Net Income (Loss)	$6,690	$3,619	$(19,837)	$25,194

Basic & Diluted loss per
Share	$--	$--	$--	$--

Weighted Average Shares
Outstanding	58,295,823	23,000,000	41,753,093	23,000,000

The accompanying notes are an integral part of these financial statements.

F — 16

OFFSHORE CREATIONS, INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD APRIL 12, 2002 (INCEPTION) TO SEPTEMBER 30, 2004

	Members'	Common Stock		Additional Paid-in	Retained
	Equity	Shares	Amount	Capital	Earnings
Contribution by Members, April 12, 2002
(Inception)	$100	$--	$--	$--	$--
Adjustment to Retroactively Reflect
Recapitalization	(100)	23,000,000	2,300	--	(2,200)
Net Loss	--	--	--	--	(100)

Balance at December 31, 2002	--	23,000,000	2,300	--	(2,300)
October 24, 2003, Stock Issued in Connection
with E.A.J. Innerharbor Merger	--	1,200,000	120	--	(120)
Net Income	--	--	--	--	98

Balance at December 31, 2003	--	24,200,000	2,420	--	(2,322)
February 20, 2004, Shares Issued in Anticipation
of Merger	--	9,900,000	990	--	(990)
March 15, 2004, Shares Issued in Connection
with Sandy Creek Corporation Merger	--	24,550	3	--	(3)
June 10, 2004, Shares Issued for Cash	--	23,000,000	2,300	3,450	--

F — 17

OFFSHORE CREATIONS, INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD APRIL 12, 2002 (INCEPTION) TO SEPTEMBER 30, 2004

	Members'	Common Stock		Additional Paid-in	Retained
	Equity	Shares	Amount	Capital	Earnings
June 21, 2004, Shares Issued for Research
Services Rendered	$--	200,000	$20	$30	$--
June 24, 2004, Shares Issued for Services
Performed	--	600,000	60	90	--
August 16, 2004, Shares Issued for Cash	--	200,000	20	29,980	--
August 25, 2004, Shares Issued for Cash	--	105,000	10	19,990	--
Net Loss	--	--	--	--	(19,837)

Balance at September 30, 2004 (Unaudited)	$--	58,229,550	$5,823	$53,540	$23,152

The accompanying notes are an integral part of these financial statements.

F — 18

OFFSHORE CREATIONS, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended September 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(19,837)	$25,194
Adjustments to Reconcile Net Loss to Net
Cash Used in Operating Activities:
Depreciation and Amortization	100,785	11,325
Common Stock Issued for Services	200	--
Change in Operating Assets and Liabilities:
(Increase) Decrease in Receivables	(137,451)	--
(Increase) Decrease in Deposits	1,750	(1,750)
(Increase) Decrease in Prepaid Expenses	(8,000)	--
(Increase) Decrease in Employee Advances	--	1,500
(Increase) Decrease in Marketing and Sales Campaign	(150,075)	--
Increase (Decrease) in Accounts Payable	210,587	90,355
Increase (Decrease) in Unearned Revenue	44,890	--
Increase (Decrease) in Accrued Interest	1,095	--

Net Cash Provided By (Used in) Operating Activities	43,944	126,624

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Office Equipment	(61,997)	(38,838)
Purchase of Furniture and Fixtures	(7,752)	(6,690)
Purchase of Leasehold Improvements	(2,202)	(300)
Purchase of Other Fixed Assets	(613)	(200)
Purchase of Software	(62,194)	(28,267)

Net Cash Used in Investing Activities	(134,758)	(74,295)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Note Payables	100,000	--
Payment on Notes Payables	(58,683)	--
Proceeds from Sale of Common Stock	55,750	--

Net Cash Provided by Financing Activities	97,067	--

Net (Decrease) Increase in Cash and Cash Equivalents	6,253	52,329
Cash and Cash Equivalents at Beginning of Period	36,944	--

Cash and Cash Equivalents at End of Period	$43,197	$52,329

F — 19

OFFSHORE CREATIONS, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)
(Continued)

	For the Nine Months Ended September 30,
	2004	2003
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$--	$--
Income taxes	$--	$--
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES: None

The accompanying notes are an integral part of these financial statements.

F — 20

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        This summary of accounting policies for Offshore Creations, Inc. is presented to assist in understanding the Company’s financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Interim Reporting

        The unaudited financial statements as of September 30, 2004 and for the three and nine month periods then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the three and nine months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Organization and Basis of Presentation

        The Company was incorporated under the laws of the State of Maryland on October 31, 1997, under the name Eat at Joe’s Harborplace, Inc. The Company operated an eating establishment until 2000. The Company ceased all operating activities during the period from January 1, 2000 to October 24, 2003 and was considered dormant. On September 6, 2000, the Company obtained a Certificate of renewal from the State of Nevada and changed its name to E.A.J. Innerharbor, Inc.

        On October 24, 2003, the shareholders of E.A.J. Innerharbor, Inc. completed a stock exchange agreement with Offshore Creations, Inc. Offshore Creations, Inc. was originally organized as a Limited Liability Company under the laws of Colorado on April 12, 2002 and had minimal operations until 2003. On May 6, 2003, the Company filed for C Corporation status under the laws of Nevada. The merger was accounted for as a reverse merger, with Offshore Creations, Inc. being treated as the acquiring entity for financial reporting purposes. In connection with this merger, Offshore Creations, Inc. issued 1,200,000 shares of common stock in exchange for the assets and liabilities of the E.A.J. Innerharbor, Inc. In connection with the merger E.A.J. Innerharbor changed its name to Offshore Creations, Inc. For financial reporting purposes, Offshore Creations, Inc. (Formerly E.A.J. Innerharbor) was considered a new reporting entity on April 12, 2002. The purchase price was allocated to the assets and liabilities at their estimated fair value. The merger was recorded as a recapitalization. In connection with this recapitalization, the number of shares outstanding prior to the merger have been restated to their post merger equivalents (increased from 23,000 shares to 23,000,000).

        On March 15, 2004, the Company entered into a merger agreement with Sandy Creek Corporation, a Nevada Corporation. The merger was accounted for as a reverse merger, with Offshore Creations, Inc. being treated as the acquiring entity for financial statement purposes. In anticipation of the merger, Offshore Creations issued an additional 9,900,000 shares to its officer

F — 21

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Organization and Basis of Presentation (Continued)

and directors. In connection with the merger, Offshore Creations, Inc. issued 24,550 shares of common stock in exchange for the assets and liabilities of Sandy Creek Corporation. As a result, of the merger Sandy Creek Corporation’s name was changed to Offshore Creations, Inc.

Nature of Business

        The Company is an offshore outsourcer of software development and creative artistic talent. Customers, primarily US based, contract with the company to create software, websites, and commercial art and animation projects. The company also owns, and is about to launch a line of several software products for use in the Information Technology and gaming / entertainment industries.

Cash and Cash Equivalents

        For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

        Fixed assets are stated at cost. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Asset	Rate
Computer Equipment	2-3 years
Furniture and fixtures	5 years
Other Fixed Assets	3 years
Leasehold improvements	Term of lease
Software	2 years

F — 22

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation (Continued)

        Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

        The Company has adopted the Financial Accounting Standards Board SFAS No., 121, “Accounting for the Impairment of Long-lived Assets.” SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and (ii) long-live lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the used of the asset and its eventual disposition (un-discounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Revenue recognition

        Revenue is recognized from sales of product at the time client is invoiced.

Advertising Costs

        Sales and Marketing campaigns including trades shows are capitalized and amortized over the life of the campaign, typically 1 year. Other advertising is expensed as incurred.

Concentration of Credit Risk

        The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

F — 23

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

        The Company does not have any accumulated comprehensive income items, and therefore, is not required to report comprehensive income.

Loss per Share

        Net income (loss) per share is computed by dividing the net income by the weighted average number of shares outstanding during the period. The effect of the Company’s common stock equivalents would be anti-dilutive for September 30, 2004 and 2003 and thus are not considered.

NOTE 2 — ACCOUNTS RECEIVABLE

        As of September 30, 2004 and December 31, 2003, accounts receivable consisted of the following:

	September 30, 2004	December 31, 2003
Accounts Receivable	$157,031	$19,580
Less: Allowance for Doubtful Accounts	--	--

Total Accounts Receivable	$157,031	$19,580

        No allowance for doubtful accounts has been estimated as the Company has been able to collect 100 percent of its accounts receivable. During the nine months ended September 30, 2004, the Company wrote off $22,350 of accounts receivable to bad debt expense that was deemed uncollectible.

NOTE 3 — INCOME TAXES

        The provision for income taxes consists of Federal and State income tax. The provision consists of the following:

Current:	2004	2003
Federal Income Tax	$--	$--
California State Income Tax	--	--
Deferred tax liability	--	--

Income tax expense	$--	$--

F — 24

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 — INCOME TAXES (Continued)

        Deferred taxes result from temporary differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. The Company had deferred tax liability of $2,811 and $2,811 as of September 30, 2004 and December 31, 2003. The deferred tax liability is the result of excess depreciation for income tax purposes over the amount for financial reporting purposes.

        The differences between the effective income tax rate and the federal statutory income tax rate on the income (loss) from continuing operations are presented below:

	2004	2003
Expense at the federal and state statutory rate of 23.4%	$--	$--
Deferred Tax Liability	--	--
Other	--	--

Effective Tax Expense	$--	$--

NOTE 4 — SHORT-TERM OBLIGATIONS

        On October 6, 2003, the Company borrowed $30,000, payable by April 1, 2004. The loan carried a 10% interest and was secured by the Company’s inventory, receivables, equipment, furniture, fixtures and any future proceeds. As of September 30, 2004 and December 31, 2003, the Company owed $711 and $15,711.

NOTE 5 — ECONOMIC DEPENDENCE

        For the nine months ended September 30, 2004, 64 percent of the Company’s revenue was generated by five customers. For the nine months ended September 30, 2003, 54 percent of the Company’s revenue was generated by two customers. At September 30, 2004 and December 31, 2003 there were $85,345 and $0 amounts due from those customers.

NOTE 6 — FOREIGN OPERATIONS

        The majority of the Company’s workforce and assets of $165,855 and $90,658 at September 30, 2004 and December 31, 2003 relating to the Company’s facilities in Simferopol and Kiev, Ukraine. Although the Ukraine is considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

F — 25

OFFSHORE CREATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 7 — RELATED PARTY TRANSACTIONS

        During the nine months ended September 30, 2004, the Company borrowed $30,000 from its President. The loan bears interest of 12 percent and is due on demand.

        During the nine months ended September 30, 2004, the Company borrowed $50,000 from a related party. The loan bears interest of 5.5 percent and is due within three years.

        As of September 30, 2004 and December 31, 2003, the Company owes $57,412 and $0 to related parties.

NOTE 8 — COMMON STOCK TRANSACTIONS

        The Company was initially organized as a Limited Liability Company and later converted to a C Corporation. As a result of the merger with E.A.J Innerharbor the authorized number of shares was 250,000,000 with a par value of $.0001 and was then increased to 500,000,000 with a par value of $.0001 in connection with the Sandy Creek Corporation.

        At inception, the Company issued 23,000,000 (restated to reflect recapitalization) for to its officers and directors for services performed and payments made on the Company’s behalf during its formation.

        On October 24, 2003, the Company issued 1,200,00 shares of common stock in connection with the merger with E.A.J. Innerharbor.

        In anticipation of the merger with Sandy Creek Corporation, the Company issued an additional 9,900,000 shares to its officers and directors to increase the number of shares outstanding on February 20, 2004. On March 15, 2004, the Company issued 24,550 shares of common stock to the shareholders of Sandy Creek Corporation in connection with the merger.

        On June 10, 2004, the Company issued 23,000,000 shares of common stock for cash at $0.00025 per share.

        During June 2004, the Company issued 800,000 shares of common stock to various people for services performed. The stock was valued at $0.00025 per share.

        On August 16, 2004, the Company issued 200,000 shares of common stock for a $0.15 per share.

        On August 25, 2004, the Company issued 105,000 shares of common stock for $0.20 per share.

F — 26

PART III

ITEM 1. INDEX TO EXHIBITS

The following exhibits are filed with this registration statement:

Exhibit No.	Exhibit Name
3.1	Articles of Incorporation
3.2	By-Laws

ITEM 2. DESCRIPTION OF EXHIBITS

See Item I above.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OFFSHORE CREATIONS, INC. (Registrant)
DATE: November 19, 2004	By: /s/ Wayne B. Norris Wayne B. Norris President, CFO, Secretary, Treasurer and Director

        Pursuant to the requirements of Section 12 of the Securities Exchanges Act of 1934, this Form 10-SB has been signed by the following persons in the capacities with Offshore Creations, Inc. and on the dates indicated.

Dated: November 19, 2004	/s/ Kennen M. Palm Kennen M. Palm, Chairman, CEO, and Director
Dated: November 19, 2004	/s/ Serghei N. Koval Serghei N. Koval, President and Director
Dated: November 19, 2004	/s/ Wayne B. Norris Wayne B. Norris, President, CFO, Secretary, Treasurer and Director